Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2005. Consequently the following MD&A of the financial condition and results of operation for Atna Resources Ltd. should be read in conjunction with the audited financial statements for the years ended December 31, 2005 and 2004 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information relating to the Company can be viewed on SEDAR at www.sedar.com.

Forward-Looking Statements

This MD&A contains forward-looking statements which are subject to known and unknown risks and uncertainties and other factors that may cause the Company’s results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of March 20, 2006 (the “Report Date”), and readers are advised to consider such forward-looking statements in light of the risks set out below.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually on a three-year rotation by the shareholders of the Company. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of which are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Nature of the Business

The Company is an exploration-stage company whose primary activity is the exploration and development of gold properties primarily in the United States. The Company’s principal property, the Pinson Mine Property, is located in Humboldt County, Nevada. The Company has other properties located in Nevada, Arizona, Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the TSX Exchange under the symbol “ATN”.

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS       FORM 51-102F
For the Year Ended December 31, 2005

Highlights and Exploration Activities for Fiscal 2005

Pinson Property, Nevada

The Company has completed the expenditure and reporting requirements to earn a 70 percent interest in the Pinson property, Nevada. Sufficient work was completed to indicate that the property has good potential to be placed into commercial production. The preliminary capital cost estimate is relatively lower than comparable projects, because the Company is planning to mine and to sell ore for processing off-site. The decision to proceed with further development and to complete a feasibility study hinges on an election to be made by Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation) during the second quarter of 2006, which may lead to: (i) Atna operating an Atna (70%) Pinson (30%) joint venture; (ii) an Atna (30%) Pinson (70%) joint venture with Pinson operating; or (iii) Atna purchasing Pinson’s 30% interest to acquire 100% of the property for a cash payment of US$15 million. If Pinson elects to back in to a 70% interest, Pinson would be required to carry Atna for the next US$30,000,000 expenditure on the project.

Work accomplished by the Company at the Pinson property during the year included:

•
An initial resource estimate was completed on the Pinson project. A National Instrument 43-101 compliant report was completed and filed with the Securities Commission on March 24, 2005. Results are summarized as follows:

Resource Estimate: Range Front and CX Zones

	0.15 Au opt cut-off		0.25 Au opt cut-off
	Tons	Grade Au opt	Tons	Grade Au opt
Measured	445,000	0.27	213,000	0.34
Indicated	1,313,000	0.30	860,000	0.36
M+I	1,758,000	0.30	1,073,000	0.35
and
Inferred	4,211,000	0.32	3,054,000	0.36

Contained Ounces: Range Front and CX Zones

	0.15 Au opt cut-off	0.25 Au opt cut-off
Measured	119,000	73,000
Indicated	400,000	306,000
M+I	519,000	379,000
and
Inferred	1,332,000	1,084,000

•
Underground exploration was started in May with the collaring of an adit within the CX open pit and driving a 16 ft. X 14 ft. access tunnel to explore the Pinson anticline and the Range Front mineralized structure.

•
The high grade mineralized Ogee structure was discovered at 750 feet in the adit. Channel samples averaged 0.69 oz/ton Au over 35 feet. A decline parallel to Ogee mineralization was established to provide drill stations for exploring Ogee. A number of high grade drill intercepts (including OG4 - 147.5 ft. of 0.97 oz/ton gold; OG10 - 58.5 ft. of 1.69 oz/ton gold) confirmed that the zone has potential to increase the total Pinson resource in an area that is readily accessible for underground mining.

•	Statistics on work completed at Pinson include:

Surface drilling:	27,047 feet
Underground drilling:	12,683 feet
Underground tunneling:	3,010 feet

•
Other work completed on the property included completion and commissioning of a dewatering well, acquisition of appropriate environmental and operating permits, and installation of electrical sub station to tie into the power grid.

•	Metallurgical test work established that the mineralization is amenable to processing at several plants within trucking distance of the property.

•
Qualifying Expenditures in excess of US$12,000,000 were reached on the property during January 2006. A comprehensive economic analysis of the project was presented to Pinson Mining Company during February 2006, to complete the Company’s requirements to earn a 70 percent interest in the property.

Other Nevada Properties

Jarbidge - Completing the permitting process has taken longer than could be anticipated but the company is in the final stages and expects that permits will be in place to allow for a summer 2006 drill program. Sampling and mapping have identified a composite strike length of over 16,000 meters of epithermal quartz veins with high grade gold/silver mineralization in this historic gold district.

Clover -The Company’s joint venture partner drilled two holes with no economically significant gold values before they dropped their option. A number of excellent targets remain untested. High grade gold has been intersected in previous drilling on the property, which is hosted in volcanic rocks and structures with alteration and mineralization similar to other deposits being mined in the area. The Company will pursue a new partner to advance the project or may decide to drill the most prospective targets itself later in the summer.

Beowawe - A joint venture partner is advancing work on the property and expects to be ready to drill in the forthcoming season.

Other Properties

Chile - The Company’s joint venture partner on the Cachinal de la Sierra epithermal gold/silver prospect continues to find encouragement in their district wide project. The Celeste copper prospect has been leased to an exploration company with other active projects in the same area.

Canada - Several projects have been maintained because of strategic locations in BC and the Yukon. Significant activity at Wolverine combined with strong base metal prices suggests that the royalty retained on Wolverine may have significant value to shareholders.

Selected Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2005, 2004 and 2003 is summarized in the table below.

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS       FORM 51-102F
For the Year Ended December 31, 2005

	2005($)	2004 ($)	2003($)
Total revenues	Nil	Nil	Nil
General and administrative expenses	1,537,754	1,097,019	1,547,269
Loss for the year	1,203,836	4,522,611	1,764,935
Basic and diluted loss per share	0.03	0.15	0.08
Working capital	14,998,365	8,079,661	3,704,283
Total assets	33,746,201	14,258,164	13,547,416
Total long-term liabilities	Nil	Nil	Nil
Total shareholders’ equity	32,019,896	13,286,976	13,482,199
Cash dividends per share	Nil	Nil	Nil
Number of shares issued and outstanding	55,429,067	38,950,872	30,194,667

Results of Operations

During the year, the Company incurred exploration costs of $12,126,554 (2004 - $3,073,956; 2003 - $694,915). The costs were attributed to exploration expenditures of $11,696,872, acquisition costs of $20,485 and an asset retirement obligation of $247,000 on the Pinson property; exploration expenditures of $113,692 and acquisition costs of $12,085 on the Jarbidge property; exploration expenditures of $27,920, acquisition costs of $87,013 and cost recoveries of ($119,001) on the Beowawe property; exploration expenditures of $37,382, acquisition costs of $60,425 and costs recoveries of ($77,042) on the Clover property; and exploration expenditures of $15,634, acquisition costs of $55,131 and cost recoveries of ($604,475) on other properties located in the USA, Canada and Chile. Of the exploration expenditures incurred on the Pinson property, $2,617,696 was incurred on reserve definition, $1,871,915 on underground development, $3,516,822 on surface drilling; $1,557,929 on surface infrastructure, $1,922,923 on administration and $209,587 on other.

During the year, the Company incurred a loss of $1,203,836 (2004 - $4,522,611; 2003 - $1,764,935) resulting in basic and diluted loss per share of $0.03 (2004 - $0.15; 2003 - $0.08). The loss was primarily attributed to a write-off of mineral property costs of $315,809 (2004 - $1,881,448; 2003 - $743); a write-down of marketable securities of $233,244 (2004 - $Nil; 2003 - $32,799); a gain on sale of marketable securities of $411,877 (2004 - $45,858; 2003 - $38,492); and a loss on the sale of properties of $Nil (2004 - $1,615,809; 2003 - $4,586).

During the year, the Company incurred general and administrative expenses of $1,537,754 (2004 - $1,097,019; 2003 - $1,547,269). The increase was primarily attributed to an increase in consulting fees to $193,781 (2004 - $5,459; 2003 - $23,824) as a result of fees paid for financial consulting; an increase in office and miscellaneous expenses to $178,123 (2004 - $49,316; 2003 - $62,935) as a result of setting up and operating an office for the Pinson project; an increase in legal and audit costs to $132,157 (2004 - $40,169; 2003 - $45,773) as a result of additional professional services rendered due to the operation of the Pinson project and an increase in stock-based compensation to $148,866 (2004 - $94,770; 2003 - $94,576) as a result of the number of stock options that were vested over the period..

During the year, the Company received interest and other income of $386,406 (2004 - $119,315; 2003 - $69,167). The increase was due to having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

During the year, the Company completed a brokered and non-brokered private placement financing on August 4, 2005 and August 11, 2005, respectively, receiving aggregate net proceeds in the amount of $5,128,107 (2004 - $3,648,758; 2003 - $2,099,277) by issuing 7,000,000 common shares at a price of $0.80 per share; completed a Special Warrants financing on December 16, 2005, receiving net proceeds of $9,331,663 by issuing 7,450,000 special warrants at a price of $1.35 per special warrant with each special warrant convertible to one common share of the Company upon qualification by a short form prospectus; received aggregate proceeds of $243,225 (2004 - $109,500; 2003 - $99,250) from the exercise of stock options; and received aggregate proceeds of $5,074,192 (2004 - $458,460; 2003 - $Nil) from the exercise of share purchase warrants.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the last quarter for the three months ending on December 31, 2005 are summarized in the table below.

Three months ended	Dec-05	Sep-05	Jun-05	Mar-05
Total Revenues	Nil	Nil	Nil	Nil
General and administrative expenses	523,513	361,123	343,901	309,217
Loss for the period	597,066	229,749	362,803	14,218
Basic and diluted loss per share	0.03	0.01	0.01	0.01
Total assets	33,746,201	22,098,941	15,087,814	13,906,562
Exploration expenditures	4,473,231	4,837,487	1,893,278	922,558

Three months ended	Dec-04	Sep-04	Jun-04	Mar-04
Total Revenues	Nil	Nil	Nil	Nil
General and administrative expenses	342,188	232,024	229,190	293,617
Loss for the period	2,245,620	395,544	1,569,304	312,143
Basic and diluted loss per share	0.15	0.07	0.05	0.01
Total assets	14,258,164	11,795,334	11,918,507	13,376,362
Exploration expenditures	2,118,430	1,009,437	213,288	149,518

Quarterly results can vary significantly depending on whether the Company realizes any gain or loss on sale of its investments, abandons or writes down properties, incurs gains or losses on foreign exchange, or grants stock options. See “Results of Operations”.

Liquidity and Capital Resources

At December 31, 2005, the Company had cash, cash equivalents and investments totaling $15,824,879 (2004 - $6,597,455; 2003 - $3,691,757) and working capital of $14,998,365 (2004 - $8,079,661; 2003 - $3,704,283). Expenditures in excess of US$12,000,000 were reached on the Pinson property during January, 2006, meeting earn-in requirements, consequently, the Company estimates that it has adequate working capital for property maintenance requirements and administrative overhead for the next 12 months.

The Company has financed its operations and capital expenditures through the sale of its equity securities and from the proceeds of the sale of marketable securities. The Company expects to obtain financing in the future primarily though equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Financing and Investing Activities

During the year, the Company completed a brokered and a non-brokered private placement financing on August 4, 2005 and August 11, 2005, respectively, to raise aggregate net proceeds of $5,128,107 through the issuance of 7,000,000 common shares at a price of $0.80 share. In conjunction with the brokered private placement, 520,000 agents’ warrants were issued to acquire 520,000 shares of the Company at a price of $0.80 per share until August 3, 2006. The Company also completed a Special Warrants financing on December 16, 2005, to raise net proceeds of $9,331,663 through the issuance of 7,450,000 special warrants at $1.35 per share. On February 2, 2006, each special warrant was exercised into one common share of the Company for an issuance of 7,450,000 common shares. In conjunction with the special warrants financing, 521,500 special warrants were issued to a syndicate of agents for the purchase of 521,500 common shares of the Company at a price of $1.55 per share until December 16, 2006.
During the 2005 fiscal year, the Company received proceeds in the amount of $5,074,192 pursuant to the exercise of 8,538,195 previously issued share purchase warrants, $243,225 pursuant to the exercise of 940,000 stock options, $43,202 pursuant to the receipt of a dividend and the sale of shares of Novicourt Inc., $2,327,175 pursuant to the sale of Yukon Zinc Corporation shares and $46,500 from the sale of the Company’s subsidiary, Minera Atna Chile Limitada.

During the 2005 fiscal year, the Company spent $12,126,554 (2004 - $3,073,956; 2003 - $694,915) on deferred exploration, of which $11,717,357 (2004 - $2,921,115; 2003 - $$Nil) was spent on the Pinson property.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at December 31, 2005	55,429,067	n/a	n/a
Issued after December 31, 2005	8,003,682	n/a	n/a
Employees Stock Options	2,755,000	$0.25 - $2.01	Jun 16/06 - Jan 30/09
Warrants	547,930	$0.80 - $1.35	Aug 3/06 - Dec 16/06
Fully diluted at March 20, 2006	66,735,679	n/a	n/a

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic.

The junior resource market, where the Company raises its funds, is volatile and there is no guarantee that the Company will be able to raise funds as it requires them. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Outlook

The Company has given notice to Pinson Mining Company that obligations to earn a 70 % interest in the Pinson property have been fulfilled. Under the terms of the Atna/Pinson Mining agreement, Pinson Mining has a 60 day period to notify Atna of its intent to make one of the following elections:

1.
Pinson Mining may elect to participate in a mining venture with a participating interest of 30%. Atna would continue as Operator with a 70 % interest and both parties would fund their pro-rata share of expenditures.

2.
Pinson Mining may elect to back in to a 70 % interest in the property by funding the next $30 million of expenditures within 3 years. Upon completion of the back in obligation, Pinson Mining and Atna would form a mining venture and each would contribute its pro rata share of further expenditures. If Pinson Mining failed to complete the back in expenditure within 3 years, it would convey a 70 % interest to Atna and either participate to the extent of its 30% interest in a mining venture or offer to sell its 30 % interest to Atna for $15 million.

3.	Pinson Mining may convey a 70 % interest to Atna and offer to sell its remaining 30 % interest to Atna for US$15 million.

There is uncertainty as of this date over what decision Pinson Mining will make regarding future participation in the Pinson project. The decision is expected before the end of April. The Company’s shareholders are well positioned to benefit from any of the possible decision scenarios.